 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)

PASHMINADEPOT.COM, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

70260Q10 0
 (CUSIP Number)

David Lubin & Associates, PLLC
5 North Village Avenue
2nd Floor
Rockville Center, New York 11570
Telephone: (516) 887-8200
Facsimile: (516) 887-8250
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Cusip No. 70260Q10 0

Cusip No. 70260Q10 0

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Albury Investments Limited

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
50,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
50,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of common stock

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than one percent (1%) of the issued and outstanding shares of common stock*

(14) TYPE OF REPORTING PERSON

IV

* Based 76,197,145 shares of the Issuer’s common stock outstanding as of October 19, 2009.

Item 4.                      Purpose of Transaction

ITEM 4 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON MAY 15, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

On September 10, 2009, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with SwissINSO SA, a Swiss corporation with a registered office in Lausanne, Switzerland (“SwissINSO”), and its shareholders, pursuant to which the Issuer will purchase all of the shares of SwissINSO. Upon the consummation of such acquisition, SwissINSO will become a wholly-owned subsidiary of the Issuer.  The transactions contemplated in the Stock Purchase Agreement require that the Issuer cancels 59,950,000 shares of its common stock issued to the Reporting Person. On October 23, 2009, the transactions contemplated by the Stock Purchase Agreement were consummated and the Issuer cancelled 59,950,000 shares of common stock owned by the Reporting Person.

Item 5.                      Interest in Securities of the Issuer

ITEM 5 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON MAY 15, 2009 IS AMENDED IN ITS ENTIRETY BY THE FOLLOWING:

(a) The Issuer has 76,197,145 issued and outstanding shares of common stock.  The Reporting Person owns 50,000 shares (representing less than 1%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the cancellation of the shares by the Issuer, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ITEM 6 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON MAY 15, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

Stock Purchase Agreement dated September 10, 2009 made among Pashminadepot.com, Inc., SwissINSO SA, Michael Gruering, Yves Ducommun, Jean-Bernard Wurm, Muttiah Yogananthan, Manuel de Souza, Antoine Eigenmann, Ergoma SA, SICG S.A. and Albert Krauer

Item 7.                      Material to Be Filed as Exhibits

ITEM 7 TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON MAY 15, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

Stock Purchase Agreement dated September 10, 2009 made among Pashminadepot.com, Inc., SwissINSO SA, Michael Gruering, Yves Ducommun, Jean-Bernard Wurm, Muttiah Yogananthan, Manuel de Souza, Antoine Eigenmann, Ergoma SA, SICG S.A. and Albert Krauer (filed as Exhibit 10.1 to Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 15, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALBURY INVESTMENTS LIMITED

Date: October 23, 2009	By:	/s/ Shirley Chun
Name: Shirley Chun
Title: Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).